Exhibit 23.3

Independent Auditors’ Consent

We consent to the incorporation by reference in this Registration Statement on Form S-8 of GoAmerica, Inc. of our report dated June 11, 2007, with respect to the special-purpose carve-out statements of selected assets, selected liabilities and parent funding of Verizon Business Global LLC’s (Verizon Business) Mass Markets — TeleRelay Service (Mass Markets — TRS) business as of December 31, 2005, and the related carve-out statements of operations, parent funding, and cash flows for each of the years in the two-year period ended December 31, 2005 and appearing in the Current Report on Form 8-K of GoAmerica, Inc. filed on March 7, 2008.

/s/ KPMG LLP

Atlanta, Georgia

September 4, 2008